SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: January 10, 2007

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Amendment to Articles of Incorporation and Results of Annual General Meeting

On January 10, 2007, Navios filed an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 to 250,000,000. Upon filing on January 10, 2007, the amendment became effective. The amendment is included as Exhibit 99.1 to this filing and is incorporated herein by reference. Navios filed the amendment after such amendment was approved by its stockholders at its Annual Meeting of Stockholders held on December 19, 2006. All of the matters put forth at the Annual Meeting, at which 77% of Navios’ common stock was represented in person or by proxy, were approved by the requisite number of votes to approve all such matters. The matters approved were:

•	Approval of the election of three Class A directors, whose term will expire in 2009 (John Stratakis, Rex Harrington, Albun Shaw);

•	Approval and adoption of Navios Maritime Holdings Inc. 2006 Stock Plan;

•	Approval of the amendment to the Articles of Incorporation to increase the authorized number of shares of common stock from 120,000,000 to 250,000,000; and

•	Approval of the ratification of the appointment of PricewaterhouseCooper as Navios’ independent public accountants for the fiscal year ending December 31, 2006.

A further discussion of these matters and all related materials were set forth in a proxy sent to stockholders, a copy of which can be found in the Form 6-K filed with the SEC on November 17, 2006. The results of the Annual Meeting have also been posted to Navios’ website at www.navios.com.

    New Long-Term Time Charter for Ultra-Handymax

On January 16, 2007, Navios issued a press release announcing that it has secured a favorable long-term time charter for its 2000 built ultra-handymax, Navios Ionian. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936 and 333-129382.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: January 17, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Articles of Amendment of Articles of Incorporation.
99.2	Press Release dated January 16, 2007.